

June 13, 2022

Sohail Prasad
Chief Executive Officer and President
Destiny Tech100 Inc.
1401 Lavaca Street, #144
Austin, TX 78701

> Re:   Destiny Tech100 Inc. (the "Company")
> File Nos. 811-23802; 333-264909

Dear Mr. Prasad:

We have reviewed the registration statement on Form N-2 filed May 13, 2022, with the Commission on behalf of the Company (the "Registration Statement") with respect to registration of the resale of the Company's common stock. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

### *General*

1. Please inform us supplementally of the history and the circumstances of the formation of the Company. In doing so, please address the following:

   a. What was the nature of the Company's pre-registration status and activities? From its inception until the Company filed a Form N-8A in May this year, what was the Company's status under the Investment Company Act? As the Company was not registered as an investment company under the Act, on what exclusion/exemption from the Act was the Company relying? What is the factual and legal bases supporting such reliance?

   b. Who are the Selling Stockholders, how did they acquire their shares, and what relationships do they have to the Company and its investments?

2. Please inform us of the process by which the Selling Stockholders will be able to sell their common stock. In doing so, please address the following:

   a. What is the timing of the Company's public offering? Is the common stock held by the Selling Stockholders the sole shares offered in the public offering? Or, will the Company file a subsequent registration statement with the Commission to register shares in connection with the offering (*i.e.,* as the Selling Stockholders "may, or may not, elect to sell their shares", will the Company register additional shares in connection with its public offering?) and if not, why not?

b.   The disclosure on the Cover states that the resale of common stock by Selling Stockholders will be at "prevailing market prices."  As the resale is not being underwritten and there is no "efficient and sufficient price discovery" as outlined on pages 28-29 and "no history of [the Company's common stock] trading in private transactions" please explain to us how "prevailing market prices" are determined at this time.

3.   We note that portions of the registration statement are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

4.   Please inform us if the Company has submitted or intends to submit any exemptive applications or a no-action request in connection with the Registration Statement, or if the Company anticipates requesting such relief in the future.  Please also inform us of the anticipated timing of any applications or requests for relief.

5.   We note your statement that you intend to apply for NYSE listing under the symbol DXYZ.  Please advise the staff when your listing is approved and update disclosure as necessary.  In addition, as the secondary market liquidity and pricing will be influenced by the Selling Stockholders' activities, please consider the need for detailed risk disclosure regarding the potential lack of liquidity in Company shares following listing.

*Cover*

6.   In the third sentence of the first paragraph, the disclosure states that the resale of stock by Selling Stockholders "will be made through brokerage transactions on the [NYSE]… ."  The disclosure also states there is currently "no established public trading market for [the Company's] common stock" and that the Company "intend[s] to apply to have [its] common stock listed on the NYSE… ."  Please clarify in the disclosure how Selling Stockholders may sell their shares – will an NYSE listing need to be established before they can do so?

7.   Please state clearly on the Cover there are significant risks associated with investing in venture capital-stage companies.  Please briefly reference the specific risks here.  Please also provide a specific cross-reference to the disclosure on pages 17-18, *Risks associated with investments in rapidly growing venture-capital-backed emerging companies*.

8.   Please reference the Company's use of leverage on the Cover and provide a similar cross-reference to the associated risks.

*Prospectus*

Prospectus Summary

9. On page 1, in *Investment Objective*, please explain what "equity-linked" securities are.

10. Also in *Investment Objective*, the disclosure states "Our investment objective may be changed by our Board of Directors without prior shareholder approval." If shareholders will be given notice of a change in the Company's investment objective, please disclose so.

11. The disclosure on page 3 states that you will make direct equity investments in private companies and also acquire shares through private secondary marketplaces and purchases from existing shareholders. To help investors understand your strategy and capabilities, please disclose what percentage of the current portfolio was the result of a direct equity investment in a portfolio company as compared to secondary purchases. In addition, please ensure your strategy-, risk-, and valuation-related disclosures are tailored to address the degree to which your investment terms, due diligence, and monitoring ability may vary or be limited by how you acquire a particular investment.

12. On page 7, *Offering of Simple Agreement for Future Equity ("SAFEs")* you discuss the Company's private offering of SAFEs to its investors. Regarding this disclosure, please address the following:

    a. Please explain in plain English in the disclosure what SAFEs are and how they were used by the Company.

    b. In the penultimate line on page 7, the disclosure states that the "holder will automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by $10.00." Please define the term "Purchase Amount". Please also explain to us how the Purchase Amount and $10.00 conversion price was determined.

    c. Regarding the SAFE Agreement, please supplementally provide your analysis for its use under the federal securities laws, in particular please explain which exemption/exclusion from registration under the Securities Act of 1933 was relied on and discuss the factual and legal bases supporting such reliance.

    d. As the expiration date of the Warrants is in 2026 and beyond 120 days, please explain how the issuance of the Warrants and/or the amendment of the Expiration Date "at [the Company's] sole discretion" is compliant with section 18(d) of the Investment Company Act.

    e. We note your intention to adjust the Warrant exercise price if it is below the opening trading price when trading commences on the NYSE. It is our understanding that the

Selling Stockholders are also the Warrant Holders and may have incentives to refrain from trading at certain prices to benefit their Warrants position. Please tell us the purpose(s) behind the adjustment and explain why the Selling Stockholders' incentives do not frustrate this purpose.

## Fees and Expenses (page 9)

13. In footnote 1, the disclosure states "The estimate of our Management Fee referenced in the table is based on our average gross assets (including assets purchased with borrowed money)." In the narrative to the fee table, please indicate the amount of Company leverage assumed in making the fee calculations.

14. Although in footnote 2, the disclosure states that Company "*currently* [does] not intend to borrow money or issue debt securities or preferred shares [emphasis added]," please confirm that the Company does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement. If the Company plans to issue preferred shares or debt securities within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

## The Company (page 10)

15. The table at the top of page 10 indicates that a number of the Company's assets are held through an SPV. In addition, the disclosure at the top of page 33 states that the Company "may invest in certain debt and equity investments through taxable subsidiaries." Regarding these entities (each a "Subsidiary, and collectively "Subsidiaries"), please address the following comments:

    a. Please disclose that the Company's Subsidiaries include entities that engage in investment activities in securities or other assets that are primarily controlled by the Company (for purpose of this comment, "primarily controlled" means (i) the Company controls the Subsidiaries within the meaning of Section 2(a)(9) of the Investment Company Act, and (ii) the Company's control of the Subsidiaries is greater than that of any other person).

    b. Please disclose that the Company complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with each Subsidiary.

    c. Please disclose that the Company complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiaries so that the Company treats each Subsidiary's debt as its own for purposes of Section 18.

    d.  Please disclose that any investment adviser to a Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Company and a Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company's and a Subsidiary's investment advisory agreements may be combined.

    e.  Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

    f.  Please disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of the Company should reflect aggregate operations of the Company and the Subsidiary.

    g.  Please explain supplementally whether the financial statements of each Subsidiary will be consolidated with those of the Company. If not, please explain why not.

    h.  Please confirm supplementally that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

    i.  Please confirm that each wholly-owned Subsidiary's management fee (including any performance fee), if any, will be included in "Management Fee," and the wholly-owned Subsidiary's expenses will be included in "Other Expenses" in the Company's fee table.

16. Please revise footnote two to the Table on page 10 to explain what a contract for future delivery of shares is. In addition, please tell us what these contracts represent, how they work, and how you meet custody, valuation, and other Investment Company Act requirements with respect to such contracts.

Risk Factors (page 14)

17. Please disclose the specific risks associated with the Company's investment in non-U.S. venture capital stage companies.

18. On page 22, in *Limited Information*, please remove the statement on page 22 that "neither we nor the Adviser makes any representation or warranty that such data or information is complete, correct or accurately reflective of a portfolio company."

19. On page 27, the disclosure under *Potential Conflicts of Interest* indicates that the Adviser's principals and employees of Destiny XYZ Inc. may receive investment opportunities that the Company may not have access to. Please tell us the types of opportunities this disclosure refers to and explain why the Company isn't given access to them.

20. We note your disclosure that principals of your Adviser are also shareholders of Forge and SharesPost and that you may acquire shares on these marketplaces, subject to your best execution policy. Please disclose whether these marketplaces receive compensation for listing shares or other services that may be impacted by the Company's decision to trade using such marketplace.

## Capitalization (page 34)

21. Please explain why your presentation does not reflect the Warrants, or revise to present them.

## Management (page 43)

22. We note your statement that "[t]he Adviser or its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees." Please disclose whether these fees will relate to the Company's portfolio investments; if so, please disclose any policies and procedures in place to manage these conflicts and otherwise explain why the Company isn't paid such fees.

## Selling Stockholders (page 61)

23. Please disclose what Destiny XYZ Inc. is, who its control persons are, its number of investors and their status under the securities laws. Please tell us how Destiny XYZ Inc. raised its money to purchase your shares.

## Plan of Distribution (page 63)

24. On page 64, in *Sponsor's Share Distribution*, the disclosure states:

> Immediately following the effectiveness of this registration statement on Form N-2, Destiny XYZ Inc., …intends to distribute an aggregate of [_____] shares of its common stock registered by this registration statement for no consideration to a limited number of individuals.

Please explain to us the nature, extent and purpose of this distribution.

Sohail Prasad
Page 7

Description of our Capital Stock (page 66)

25. Please remove "the MGCL and" from the second sentence under this header. If provisions of Maryland law are material to investor understanding, discuss them here instead of referring investors to the statute.

26. On page 66, in *General*, please update the statement "[t]here are no outstanding options or warrants to purchase our stock."

27. On page 67, in *Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses*, the disclosure in the last line of the first paragraph states "Our Charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act." Please add a provision to the Company's Charter, or otherwise modify it, to clarify explicitly that notwithstanding anything to the contrary in the Charter, nothing in the Charter modifying, restricting or eliminating the duties or liabilities of the Company's directors and officers shall apply to, or in any way limit, the duties (including state law fiduciary duties) or liabilities of the directors and officers with respect to matters arising under the federal securities laws.

28. On page 70, *Control Share Acquisitions*, please disclose clearly whether the Company has chosen to opt-in to the Maryland Control Shares Acquisition Act.

### *Statement of Additional Information*

Investment Objective and Policies

29. On page S-3, *Investment Restrictions*, please include the phrase "We may not" or equivalent at the beginning of investment restriction #7.

Signatures

30. Please update the signature block to refer to the Investment Company Act of 1940 in addition to the Securities Act of 1933 as the filing is being made pursuant to both statutes.

\*   \*   \*   \*   \*   \*   \*   \*

Please respond to our comments above in an amendment to the Registration Statement. Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the Registration Statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  If all comments on the Registration Statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

/x/ Karen Rossotto

Karen Rossotto
Senior Counsel

cc:  Steven B. Boehm, Esq. and Owen J. Pinkerton, Esq., Eversheds Sutherland (US) LLP
     Jay Williamson, Securities and Exchange Commission
     David Manion, Securities and Exchange Commission